Filed Pursuant to Rule 433

Registration No. 333-179826

Term Sheet

March 5, 2012

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium Term Notes, Series B
Issuer Senior Long-Term Debt Ratings:	Aa3 (negative outlook) / AA- (negative outlook)
CUSIP:	89233P6A9
Pricing Date:	March 5, 2012
Settlement Date:	March 8, 2012
Maturity Date:	April 3, 2013
Principal Amount:	$500,000,000 (may be increased prior to Settlement Date)
Price to Public:	100.000%
Commission:	0.03% 0.15% in the case of Toyota Financial Services Securities USA Corporation
Net Proceeds to Issuer:	99.97% / $ 249,925,000 99.85% / $ 249,625,000 in the case of Toyota Financial Services Securities USA Corporation
Floating Rate Index:	3 Month LIBOR
Floating Rate Spread:	+15 basis points
Index Source:	LIBOR Reuters
Interest Payment Frequency:	Quarterly
Initial Interest Rate:
The initial interest rate will be based on an interpolated interest rate between 3 month and 4 month LIBOR determined on March 6, 2012 plus the Floating Rate Spread, reflecting the long first interest period.

Interest Payment Dates:	Each July 3, October 3, January 3 and April 3, beginning July 3, 2012
Interest Reset Dates:
The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date.  Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date

Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following
Business Days:	New York and London
Governing Law:	New York
Calculation Agent:	Deutsche Bank Trust Company Americas
Minimum Denominations:	$1,000 and $1,000 increments thereafter
Agents/DTC Number:	RBC Capital Markets, LLC/#235 Deutsche Bank Securities Inc./#5783 Toyota Financial Services Securities USA Corporation

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated March 2, 2012 and the related prospectus dated March 1, 2012; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the web at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Toyota Financial Services Securities USA Corporation toll-free at 1-800-292-1147.

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